EXHIBIT 21.1

Affiliate	Formation Jurisdiction	Ownership

AFCO GP, Inc	Colorado, USA	100% Owned

Suzhou NSG AFC Thin Films Electronics Co., Ltd	Peoples Republic of China	50% Owned

Applied Films Corporation, Taiwan Branch Office	Republic of China	100% Owned
(Taiwan)

Applied Films China Company Ltd.	Peoples Republic of China	100% Owned

Applied Films Asia Pacific Limited	Peoples Republic of China	100% Owned
(Hong Kong)

Applied Films Taiwan Co., Ltd.	Republic of China	100% Owned
(Taiwan)

Applied Films Japan Kabushiki Kaisha	Japan	100% Owned

Applied Films Korea Ltd.	Korea	100% Owned

AFCO C.V	Netherlands	100% Owned

Applied Films Belgium N.V	Belgium	100% Owned

AFCO Deutschland Holding GmbH	Germany	100% Owned

Applied Films Verwaltung GmbH	Germany	100% Owned

Applied Films GmbH & Co. KG	Germany	100% Owned